TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                 312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2011
FINANCIAL RESULTS

*	Maritime’s Fleet Utilization over 90 Percent in 4Q 2011
*	Acquisition of Shipyard in January 2012

(Mexico City, February 27, 2012) – Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the fourth-quarter and full-year periods of 2011.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Fourth-quarter and full-year operational results were negatively impacted by one-time charges related to certain of our Logistics division’s assets, and to a reserve for expenses associated with an arbitrage at the Maritime division. Moreover, operations at all three of our business divisions continued to be challenged by global economic conditions, including lower average daily tariffs at Maritime when compared to last year. However, our Maritime division’s fleet utilization has seen continued sequential improvement, with our offshore utilization at 90.2 percent and our product tanker utilization at 100.0 percent in the fourth quarter, both well above the industry average.

“We continue to manage through these difficult times, helped in large part by our strategy to renew our maritime fleet through a 20-year, peso denominated financing with no recourse to the Company. This financing continued to benefit us in the fourth quarter, as the peso depreciated 6.6 percent versus the dollar, reducing the book value of our peso denominated debt, which represents over 90 percent of our total debt.”

Serrano continued, “I am pleased to announce that in January of this year, we acquired a shipyard at the Port of Tampico. This shipyard is strategically positioned in the Gulf of Mexico and is currently working at full capacity. We anticipate this operation will generate approximately 32 percent of EBITDA margin in its first year of operation. Additionally, we estimate providing service to more than 30 vessels per year, of which approximately 37 percent will be from TMM’s fleet, resulting in increased efficiency in the maintenance, repair and positioning of our vessels and reducing costs. In the short term, the Company expects to have the necessary capabilities to build vessels at this facility. The timing of this acquisition is in line with PEMEX’s intention to add 32 offshore vessels to its fleet, of which 21 are required to be Mexican built vessels, supporting national integration.”

Serrano concluded, “We continue to work with selected, interested parties for the financial implementation of the development of a container and liquids terminal at the Port of Tuxpan, making significant progress on a joint venture that we expect to announce soon. Additionally, we have continued to work on the addition of specialized offshore vessels to TMM’s fleet, but market conditions have made this process tougher and longer than we anticipated. However we expect to reach an agreement in the near term. The fundamentals of all of these businesses are strongly positive and will significantly improve our revenue base, profits and capital structure.”

FOURTH-QUARTER AND FULL-YEAR 2011 FINANCIAL AND OPERATING RESULTS
Compared to the same periods of last year, fourth-quarter and full-year 2011 revenue decreased 12.6 percent and 11.9 percent, respectively, due mainly to lower revenue at Maritime.

In the fourth quarter of 2011, TMM incurred an operating loss of $16.1 million. This loss was impacted by one-time charges of $12.8 million associated with a provision and impairment of assets related to certain Logistics assets, by $9.9 million related to a reserve for expenses associated with an arbitrage at the Maritime division and by the cancelation of certain tax incentives, included in other expense, net. Consolidated operating profit in the fourth quarter of 2010 included one-time charges of $7.7 million mainly related to a provision for certain Logistics assets.

For the full year of 2011, consolidated operating profit was $6.0 million. Consolidated operating profit in the 2011 full year was negatively impacted by one-time charges of $17.3 million associated with a provision and impairment of assets related to certain Logistics assets, and by $6.7 million related to a reserve for expenses associated with an arbitrage at the Maritime division, included in other expense, net, partially offset by a $4.4 million tax benefit. Consolidated operating profit in the 2010 full year included one-time charges of $13.8 million mainly related to a provision for certain Logistics assets.

Excluding the above, non-recurrent events, consolidated operating profit in the fourth quarter of 2011 was $6.6 million compared to $10.9 million in the same period of 2010, and consolidated operating profit in the 2011 full year was $25.6 million compared to $43.8 million in the 2010 full year.

Compared to the same periods of last year, consolidated EBITDA decreased 61.5 percent to $8.5 million in the 2011 fourth quarter and decreased 21.7 percent to $70.0 million in the 2011 full year.

Interest expense in the 2011 fourth quarter and in the 2011 full year was $15.3 million and $66.5 million, respectively. Notwithstanding profit reductions in 2011, EBITDA minus interest expense resulted in free cash flow of $3.6 million in the 2011 full year.

Net financial cost benefitted from net exchange gains of $26.4 million and $93.7 million in the 2011 fourth quarter and in the 2011 full year, respectively, as a result of the depreciation of the peso versus the dollar. The peso depreciated 6.6 percent in the 2011 fourth quarter and 12.6 percent in the 2011 full year.

For the 2011 full year, TMM reported $15.2 million of net income compared to a net loss of $80.6 million in the 2010 full year.

Maritime revenue in the fourth quarter and full year of 2011 decreased 6.8 percent and 14.4 percent, respectively, compared to the same periods of last year. In the 2011 fourth quarter, decreased revenue was partially offset by a 17.4 percent increase in revenue at product tankers due to higher average daily tariffs than in the 2010 period and to one more vessel in operation. In the 2011 full year, reduced revenue was partially offset by a 7.3 percent revenue improvement at harbor tugs due to increased vessel calls at Manzanillo and to higher revenue per call.

Fourth-quarter and full-year 2011 operating profit declined at this division by 30.4 percent and by 31.2 percent, respectively, compared to the same periods of last year.

In the 2011 full year, offshore revenue decreased 17.9 percent to $102.0 million, negatively impacted by lower average daily tariffs and by four less vessels in operation than in the 2010 comparable period. In 2011, product tanker revenue decreased 4.3 percent to $38.2 million attributable to lower average daily tariffs. Chemical tanker revenue decreased 24.1 percent to $18.3 million in the 2011 full year as a result of having one less vessel in operation in the last three quarters and to lower freight volumes. However, the chemical tanker segment returned to profitability beginning in the third quarter of 2011, generating gross profit of $0.9 million in the second half of 2011.

Maritime’s EBITDA for the 2011 full year was $81.6 million compared to $100.4 million in the comparable 2010 period. However, EBITDA margin remained similar at 47.5 percent in 2011 versus 50 percent in 2010.

In the first quarter of 2012, TMM successfully renewed two offshore contracts for a three-year period each. To date, the Maritime’s division current backlog is $192 million.

In the 2011 fourth quarter, Ports and Terminals revenue decreased 18.1 percent and operating profit decreased 43.7 percent. Lower revenue was mainly attributable to a dramatic reduction of cruise ship calls at Acapulco, from 46 calls in the 2010 fourth quarter to only six in the 2011 fourth quarter, mainly due to cruise ship lines changing routes due to security issues at this Port, and to a 58.3 percent revenue decrease at shipping agencies due to lower volumes. The revenue decrease in the 2011 fourth quarter was partially offset by an 83.7 percent revenue improvement at the auto handling segment at this Port, due to higher export volumes to South America and Asia.

Compared to the same period of last year, full-year 2011 Ports and Terminals revenue increased 9.3 percent, mainly as a result of a 36.9 percent revenue improvement at the automotive segment at Puebla and Saltillo, to increased revenue of 45.6 percent at the auto handling segment at Acapulco, and to 5.5 percent higher revenue at the maintenance and repair segment.

Compared to the same period of last year, full-year 2011 Ports and Terminals operating profit decreased 11.5 percent mainly due to a profit reduction at the cruise ship segment at Acapulco, partially offset by a profit increase at the automotive segment.

Comparing the 2011 fourth quarter and the 2011 full year with the same periods of last year, Logistics revenue decreased 24.4 percent and 12.0 percent, respectively. Excluding $6.7 million of revenue from the sale of assets in April 2010, the revenue decrease at Logistics in the 2011 full year was 3.9 percent or $2.9 million. In the 2011 full year, auto hauling revenue increased 21.3 percent and gross profit improved from a $0.4 million loss in the 2010 full year, to a $0.6 million profit in the 2011 full year.

DEBT
As of December 31, 2011, TMM’s total debt was $752.5 million. The book value of the Company’s Trust Certificates debt was reduced $93.9 million from December 31, 2010, due to the depreciation of the peso versus the dollar in the 2011 full year. Additionally, the Company reduced its net debt by $26.9 million in 2011.

Total Debt*
Million of U.S. Dollars
	As of 12/31/10	As of 12/31/11
Mexican Trust Certificates (1)	$786.4	$684.3
Securitization Facility	11.8	0.0
Other Corporate Debt	73.9	68.2
Total Debt (2)	$872.1	$752.5
Cash	142.3	77.1
Net Debt	$729.8	$675.4

*Book Value
(1) 20-year term and non recourse to the Company
(2) Of total debt, only $17.2 million, or 2.3 percent, is short term
Exchange Rate: 12.38 pesos/dollar at December 31, 2010, and 13.95 pesos/dollar at December 31, 2011

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Tuesday, February 28 at 11:00 a.m. Eastern time. To participate in the conference call, please dial (877) 874-1570 (domestic) or (719) 325-4792 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at: http://www.visualwebcaster.com/event.asp?id=85311.

A replay of the conference call will be available through March 28 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 9224215. On the Internet a replay will be available for 30 days at: http://www.visualwebcaster.com/event.asp?id=85311.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 10-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars -

	December 31,	December 31,
	2011	2010

Current assets:
Cash and cash equivalents	77.123	142.319
Accounts receivable
Accounts receivable - Net	38.963	37.594
Other accounts receivable	17.556	20.870
Prepaid expenses and others current assets	11.568	11.116
Non-current assets held for sale		0.717
Total current assets	145.210	212.616
Property, machinery and equipment	914.809	924.188
Cumulative Depreciation	(203.985)	(173.682)
Property, machinery and equipment - Net	710.824	750.506
Other assets	28.447	45.248
Deferred taxes	67.583	67.492
Total assets	952.064	1,075.862

Current liabilities:
Bank loans and current maturities of long-term liabilities	17.190	23.672
Sale of accounts receivable		11.223
Suppliers	21.475	23.181
Other accounts payable and accrued expenses	53.848	46.988
Total current liabilities	92.513	105.064
Long-term liabilities:
Bank loans	59.378	61.072
Trust certificates debt	675.933	775.536
Sale of accounts receivable		0.550
Other long-term liabilities	15.828	28.770

Total long-term liabilities	751.139	865.928
Total liabilities	843.652	970.992

Stockholders´ equity
Common stock	155.577	155.177
Retained earnings	(75.096)	(97.033)
Revaluation surplus	63.907	64.097
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(22.111)	(8.522)
	104.520	95.962
Minority interest	3.892	8.908
Total stockholders´ equity	108.412	104.870

Total liabilities and stockholders´ equity	952.064	1,075.862
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars -

	Three months ended		Year ended,
	December 31,		December 31,
	2011	2010	2011	2010

Ports and Terminals	5.947	7.187	26.889	24.574
Maritime	43.894	47.122	171.670	200.570
Logistics	14.912	19.723	70.596	80.254
Revenue from freight and services	64.753	74.032	269.155	305.398

Ports and Terminals	(4.749)	(5.298)	(20.294)	(17.175)
Maritime	(23.202)	(22.675)	(90.041)	(100.181)
Logistics	(15.806)	(19.853)	(72.055)	(81.429)
Cost of freight and services	(43.757)	(47.826)	(182.390)	(198.785)

Ports and Terminals	(0.320)	(0.239)	(1.232)	(1.324)
Maritime	(11.072)	(10.650)	(41.935)	(42.638)
Logistics	(12.839)	(7.784)	(19.829)	(14.682)
Corporate and others	(0.374)	(0.217)	(1.031)	(0.810)
Depreciation and amortization	(24.605)	(18.890)	(64.027)	(59.454)

Corporate expenses	(2.220)	(3.382)	(15.095)	(14.036)
Ports and Terminals	0.878	1.650	5.363	6.075
Maritime	9.620	13.797	39.694	57.751
Logistics	(13.733)	(7.914)	(21.288)	(15.857)
Corporate and others	(0.374)	(0.217)	(1.031)	(0.810)
Other (expenses) income - Net	(10.261)	(0.735)	(1.618)	(3.086)
Operating (loss) income	(16.090)	3.199	6.025	30.037
Financial (expenses) income - Net	(16.720)	(16.730)	(80.200)	(70.016)
Exchange gain (loss) - Net	26.361	(14.279)	93.701	(38.118)
Net financial cost	9.641	(31.009)	13.501	(108.134)
(Loss) gain before taxes	(6.449)	(27.810)	19.526	(78.097)
Provision for taxes	2.670	2.312	(3.304)	(0.819)

Net (loss) gain for the period	(3.779)	(25.498)	16.222	(78.916)

Attributable to:
Minority interest	0.146	0.628	1.009	1.647
Equity holders of GTMM, S.A.B.	(3.925)	(26.126)	15.213	(80.563)

Weighted average outstanding shares (millions)	102.183	101.995	102.176	102.007
Income (loss) earnings per share (dollars / share)	(0.04)	(0.26)	0.15	(0.79)

Outstanding shares at end of period (millions)	102.183	101.995	102.183	101.995
Income (loss) earnings per share (dollars / share)	(0.04)	(0.26)	0.15	(0.79)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars -

	Three months ended		Year ended,
	December 31,		December 31,
	2011	2010	2011	2010

Cash flow from operation activities:
Net (loss) gain for the period	(3.779)	(25.498)	16.222	(78.916)
Charges (credits) to income not affecting resources:
Depreciation & amortization	26.570	21.039	73.204	67.008
Other non-cash items	(8.782)	36.081	(18.344)	109.364
Total non-cash items	17.788	57.120	54.860	176.372
Changes in assets & liabilities	9.071	8.501	(16.187)	(20.655)
Total adjustments	26.859	65.621	38.673	155.717
Net cash provided by operating activities	23.080	40.123	54.895	76.801

Cash flow from investing activities:
Proceeds from sales of assets	0.538	0.496	3.823	5.313
Payments for purchases of assets	(1.608)	(9.815)	(10.268)	(24.699)

Sale of share of subsidiaries				4.062
Paid to minority partners	(0.491)		(3.575)
Common stock decrease of subsidiaries	(2.450)		(2.450)
Net cash used in investment activities	(4.011)	(9.319)	(12.470)	(15.324)

Cash flow provided by financing activities:
Short-term borrowings (net)	0.784	(0.081)	0.784	0.455
Sale (repurchase) of accounts receivable (net)		(1.734)	(11.902)	(8.787)
Repayment of long-term debt	(4.860)	(5.350)	(109.087)	(60.071)
Proceeds from issuance of long-term debt	6.909	10.007	18.077	60.598
Acquisition of treasury shares, net	0.097		0.097	(0.013)
Net cash provided by (used in) financing activities	2.930	2.842	(102.031)	(7.818)
Exchange losses on cash	(1.911)	1.365	(5.590)	4.416
Net increase (decrease) in cash	20.088	35.011	(65.196)	58.075
Cash at beginning of period	57.035	107.308	142.319	84.244
Cash at end of period	77.123	142.319	77.123	142.319
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.